                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                          APPLIED DIGITAL ACCESS, INC.
                           (Name of Subject Company)

                          APPLIED DIGITAL ACCESS, INC.
                      (Name of Person(s) Filing Statement)

                         Common Stock  $0.001 par value
                         (Title of Class of Securities)

                                   038181103
                     (CUSIP Number of Class of Securities)

                              Donald L. Strohmeyer
                     President and Chief Executive Officer
                          Applied Digital Access, Inc.
                               9855 Scranton Road
                          San Diego, California 92121
                                  858-623-2200
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                    on behalf of person(s) filing statement)

                                    Copy to:

                             Gregory M. Gallo, Esq.
                            Rebecca K. Schmitt, Esq.
                        Gray Cary Ware & Freidenrich LLP
                        4365 Executive Drive, Suite 1600
                           San Diego, CA  92121-2189

     Applied Digital Access, Inc., a Delaware corporation (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9"), originally filed on September 14, 1999, relating to a tender offer by Dynatech Corporation, a Delaware corporation ("Parent"), through its indirect wholly owned subsidiary Dynatech Acquisition Corporation, a Delaware corporation, as set forth in a Tender Offer Statement on
Schedule 14D-1, dated September 14, 1999, and amended as of October 6, 1999, to purchase all of the issued and outstanding Shares at a price of $5.37 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth therein. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-9.

Item 3.  Identity and Background

     Subsections (2) and (5) of Termination of the Merger under Item 3(b)(1) are hereby amended and restated in their entirely to provide as follows:

     (2) by either the Parent or the Company if, on or before December 6, 1999, the Purchaser shall not have purchased in the Offer such number of Shares which represent in excess of 50% of the outstanding Shares on a fully diluted basis, or the Merger shall not have been consummated on or before March 5, 2000, provided, however, that the right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer or the Merger to have occurred on or before the aforesaid date;

      (5) unilaterally by the Purchaser and Parent on the one hand (treated as a single party) or the Company on the other hand (i) if the other fails to perform any material covenant in any material respect in the Merger Agreement, and does not cure the failure in all material respects within 30 business days after the terminating party delivers written notice of the alleged failure or (ii) if any condition to the obligations of that party is not satisfied (other than by reason of a breach by that party of its obligations hereunder), and it reasonably appears that the condition cannot be satisfied prior to March 5, 2000;

Item 4.  The Solicitation or Recommendation

     Item 4 is hereby amended and restated in its entirely to provide as follows:

   (a) Recommendation of the Board of Directors

   The Board of Directors of the Company (the "Board") has unanimously determined that each of the Merger Agreement, the Offer and the Merger are advisable and fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares to Purchaser thereunder.

   As set forth in the Merger Agreement, the Purchaser will purchase Shares tendered prior to the close of the Offer if the conditions to the Offer have been satisfied (or waived).

   Stockholders considering not tendering their shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, the Purchaser is not obligated to purchase any Shares and, subject to certain limitations, can terminate the Offer and the Merger Agreement and not proceed with the Merger.

   Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are generally required to approve the Merger. Accordingly, if Purchaser acquires a majority of the outstanding Shares in the Merger, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under Delaware law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the Merger without a vote of the Company's stockholders. Parent, Purchaser, and the Company have agreed to use their commercially reasonable best efforts to take, or to cause to be taken, all actions and to do, or to cause to be done all things necessary, proper or advisable under applicable laws to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. If Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a longer period of time will be required to effect the Merger.

   The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, October 12, 1999, unless the Offer is extended pursuant to the Merger Agreement. A copy of the press release issued by the Parent and the Company dated September 8, 1999 announcing the Merger and the Offer is filed as Exhibit
(6) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

Background of the Offer; Reasons for the Recommendation

 Background of the Offer.

   On June 8, 1998, at a telecommunications industry trade show in Atlanta, Georgia, representatives of both the Company and Dynatech informally met to discuss the possibility of a business combination between the two companies. No further discussions ensued at that time.

   On January 14, 1999, Mr. Donald Strohmeyer, a retired telecommunications industry executive, was retained by the Company as a consultant to perform a comprehensive business analysis of the Company.

   On February 7, 1999, at a meeting of the outside directors, Mr. Strohmeyer presented his findings to the Board. At this meeting, Mr. Strohmeyer presented his analysis of the Company's long-term prospects, including his analysis of the concentration of customer base, employee retention and technology migration and the Company's financial performance, and recommended that the Company seek a combination with a larger company.

   On February 20, 1999, at a meeting of the Board of Directors, the Board appointed Mr. Strohmeyer the position of President and Chief Executive Officer of the Company, effective February 22, 1999.

   On March 12, 1999, at a meeting of the Board, the Board discussed various potential strategic partners and discussed the viability of selling certain of the Company's technology and related assets in a business combination.

   In late March 1999, Mr. Samuel Tishler, Corporate Vice President--Corporate Development of Dynatech, contacted Mr. Strohmeyer by telephone to request a meeting to discuss a potential business combination with the Company.

   In April 1999, another potential strategic partner contacted Mr. Strohmeyer regarding an interest in a partnership or other business combination. Mr. Strohmeyer and a representative of the potential strategic partner agreed to meet at a later time.

   On April 13, 1999, a meeting was held in San Diego, California between Mr. Tishler and other representatives of Dynatech, and Messrs. Strohmeyer and James Keefe, Chief Financial Officer of the Company. The parties signed a standard confidentiality and nondisclosure agreement, and initial company information was exchanged.

   During the week of April 19, 1999, a meeting was held in San Diego between the other potential strategic partner and the Company. The parties executed a standard confidentiality and nondisclosure agreement, and exchanged company information.

   On May 12, 1999, at a regularly scheduled Board meeting, the Board discussed possible strategic opportunities. The Board directed management to interview an investment banking firm.

   On May 13, 1999, the Company engaged Alliant Partners to represent the Company in rendering financial advisory services in connection with the possible sale or merger of the Company.

   On May 14, 1999, Gray Cary Ware & Freidenrich ("Gray Cary"), the Company's outside legal counsel, delivered a memorandum to the Board that described the Board's fiduciary obligations in considering a proposal for a business combination.

   On May 24, 1999, at a special meeting of the Board, management discussed the status of the Company's strategic opportunities. The Board discussed that Alliant Partners or the Company had contacted more than 25 possible strategic partners regarding a possible business combination and that Alliant Partners or the Company had discussions with more than ten of these possible strategic partners. Management then reviewed the status of the discussions with the possible strategic partners.

   On May 25, 1999, Mr. Tishler and Mr. John Peeler, President and Chief Executive Officer of Dynatech's telecommunications test business met with Messrs. Strohmeyer, Keefe and O'Conner and continued their due diligence exchanges.

   On June 21, 1999, members of the Board and management further discussed the status of the Company's discussions with potential strategic partners.

   On June 24, 1999, Dynatech conveyed a preliminary offer of $70 million to management.

   On June 28, 1999, at a special meeting of the Board, management reported on the status of preliminary negotiations with Dynatech. Mr. Thomas Bentley of Alliant Partners presented information regarding comparable companies, comparable transactions, takeover multiples and the Company's historical stock trading information. The Board engaged in a lengthy discussion regarding possible alternative transactions and the fairness of a price tentatively proposed by Dynatech. Based on the discussions, the Board directed management to continue negotiations with Dynatech to increase the offer price.

   On June 29, 1999, Mr. Strohmeyer communicated to Mr. Tishler and Mr. Mayerick, President of the Systems and Software Group of Dynatech's telecommunications test business, that the $70 million offer was too low and would have to be raised if further discussions were to be held. Mr. Tishler, on behalf of Dynatech, then proposed a revised preliminary offer of $80 million. Representatives of Dynatech prepared an outline of proposed due diligence procedures and issues and a request that due diligence would need to take place at certain of the Company's facilities as well as the offices of Gray Cary, the Company's outside legal counsel, commencing July 13, 1999.

   In early July 1999, a second meeting was held in San Diego between representatives of the Company and the other potential strategic partner.

   During the last two weeks of July 1999, intensive operational due diligence was conducted by representatives of Dynatech at the Company's offices and the offices of Gray Cary.

   On July 21, 1999, at a regularly scheduled meeting of the Board, after an update by management of the Company's business and prospects, management updated the Board regarding its discussions with Dynatech. Mr. Bentley again reviewed the offer and comparable transactions. After a lengthy discussion regarding the benefits to the stockholders of the Company of a possible transaction with Dynatech, the timing of a possible transaction, other alternatives, including a possible transaction with a different entity and remaining a stand-alone entity, the Board determined to reconvene on July 26, 1999 for further discussions. The Board determined that it was not in the best interests of the Company's stockholders to enter into a non-solicitation agreement that had been requested by Dynatech and that would prevent the Company from pursuing alternatives.

   On July 26, 1999, the Board reconvened its meeting and continued its discussions regarding a possible acquisition by Dynatech. Management reviewed the current status of its discussions with each potential strategic partner. Mr. Bentley discussed the potential value to the stockholders of the Company of a transaction with Dynatech and possible alternative transactions. After lengthy discussions, the Board directed management to continue to move forward with due diligence, and to continue to negotiate more favorable terms with Dynatech while continuing to pursue alternatives.

   During the week of August 2, 1999, Mr. Mayerick met with each of Messrs. Strohmeyer and Terry Allen, General Manager--Software, Kevin Pope, Vice President--Engineering, and Donald O'Connor specifically to discuss the possible terms of employment if a transaction were to be consummated.

   On August 5, 1999, a representative of the other potential strategic partner called Mr. Strohmeyer and stated that the party had concluded that it was not in a position to effect a business combination with the Company, but it would consider a joint marketing and sales relationship with the Company.

   On August 11, 1999, Mr. Strohmeyer and Mr. O'Connor received a proprietary e-mail from a representative of the other potential strategic partner proposing a process of joint marketing between the party and the Company. Negotiations were begun to select accounts and develop joint strategies between the two companies.

   On August 11, 1999, Mr. Strohmeyer and Mr. Bentley called Mr. Tishler and requested that Mr. Tishler deliver a letter summarizing the terms of Dynatech's non-binding offer for consideration by the Company's Board.

   On August 13, 1999, Gray Cary recirculated to each member of the Board a copy of the memorandum regarding director's fiduciary obligations in considering a proposal for a business combination. On that same day, Mr. Tishler delivered a letter to Mr. Strohmeyer in which he confirmed a non-binding price of $80 million for all of the outstanding stock of the Company, which offer was subject to the Company having net cash assets of at least $14.2 million at closing, the cancellation of all outstanding options of the Company, the satisfactory completion of Dynatech's due diligence, approval of Dynatech's Board, and the negotiation and execution of a definitive merger agreement satisfactory to Dynatech.

   During the weeks of August 10 and August 16, due diligence continued at the offices of Gray Cary.

   On August 16, 1999, the Board held a special meeting to discuss a letter proposal from Dynatech. Gray Cary made a detailed presentation regarding the Board's fiduciary obligations when considering the sale of the Company. Mr. Bentley discussed the proposed terms and possible counterproposals. The Board then discussed the benefits of a transaction with Dynatech, possible alternative transactions and remaining a stand-alone company. The Board also discussed the status of possible alternative transactions and the Company's business and prospects. The Board directed management and Mr. Bentley to continue to negotiate more favorable terms with Dynatech while continuing to pursue alternatives. The Board then directed management to enter into arrangements with Alliant Partners to obtain a fairness opinion.

   On August 18, 1999, Mr. Bentley and Mr. Tishler met to further negotiate the business terms of the potential acquisition.

   On August 19, 1999 and August 26, 1999, the Board met to review the current status of negotiations with Dynatech and possible alternative strategic partners.

   On August 26, 1999, Dynatech's legal counsel sent an initial draft of the proposed Merger Agreement to Gray Cary.

   On August 31, 1999, Gray Cary sent comments on the Merger Agreement to legal counsel for Dynatech. The Company, Dynatech and their respective counsel negotiated the Merger Agreement throughout the week of August 30, 1999.

   On September 2, 1999, the Board met to review the status of the negotiations and the Merger Agreement.

   On September 4, 1999, each director received a copy of the Merger Agreement, a summary of the Offer terms and a copy of the memorandum regarding the Board's fiduciary obligations in considering a proposal for a business combination.

   On September 7, 1999, the Board held a special meeting. At the meeting, Gray Cary made a detailed presentation regarding the Board's fiduciary duties when considering the sale of the Company and then reported on the negotiations and the terms and conditions of the Merger Agreement. A representative of Alliant Partners then made a detailed presentation regarding the proposed transaction and presented the opinion that, as of the date thereof, the consideration to be received by the Company's stockholders in the Offer and the Merger, at $5.37 per share, was fair from a financial point of view. Following discussion of the Offer and the Merger, the Board unanimously approved the Offer and the Merger and unanimously resolved to recommend that the stockholders of the Company accept the Offer and tender their shares in the Offer and that the stockholders approve and adopt the Merger Agreement. During the remainder of the day, the final terms of the Merger Agreement were negotiated to the mutual satisfaction of the parties. After the end of business day on September 7, 1999, the Merger Agreement was signed and delivered by the respective parties.

   On September 8, 1999, prior to the opening of stock trading, Dynatech and the Company issued a press release announcing the execution of the Merger Agreement.

   Reasons for the Recommendation. In reaching its determination described in paragraph (a) above, the Board considered a number of factors, including, but not limited to the following:

     (i) the need to attract and retain employees in a highly competitive marketplace competing against better funded and start-up companies;

     (ii) historical information concerning the Company's business prospects, financial performance and condition, operations, technology, management and competitive position;

     (iii) the business and strategic objectives of the Company as well as the risks involved in achieving those objectives;

     (iv) the Company's dependency on a few large customers without long-term contractual commitments;

     (v) the performance of the Company on a historical basis and the prospects and risks of the Company going forward as an independent company;

     (vi) the consideration to be received by the Company stockholders in the Merger and a comparison of merger transactions deemed to be comparable to the Merger;

     (vii) the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations;

     (viii) the potential for other third parties with sufficient resources and complementary technology to acquire the Company;

     (ix) a review of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits and risks to the Company's stockholders of such alternative and the timing and the likelihood of actually accomplishing any of such alternatives;

     (x) the presentation to the Board by Alliant Partners at the September 7, 1999 Board meeting;

     (xi) the written opinion of Alliant Partners to the effect that, as of September 7, 1999, the $5.37 in cash to be received by holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. The full text of this written opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Stockholders are urged to, and should, read this opinion in its entirety;

     (xii) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Superior Proposal as defined in the Merger Agreement to acquire the Company, and the Company may terminate the Merger Agreement and accept any such Superior Proposal subject to the Company's obligation to pay the Termination Fee and Expenses as defined in the Merger Agreement;


     (xiii) current financial market conditions and historical market prices, volatility and trading information with respect to the Common Stock of the Company;

     (xiv) the relationship of the Offer price to historical market prices of the Company's Common Stock and to the Company's book value and liquidation value per share, and the fact that the Offer price of $5.37 represented a premium of approximately 22% over the average of the last sale prices of the Company's Common Stock over the last thirty trading days ending September 3, 1999 (the last trading day before the announcement of the Merger Agreement), which was $4.39 and a premium of approximately 67% over the average of the last sale prices of the Company's Common Stock on the trading days during the 12 month period ending September 3, 1999, which is $3.22;

     (xv) the likelihood that the proposed acquisition would be consummated, including the experience, reputation and financial condition of Parent and the risks to the Company if the acquisition were not consummated, including
  (a) the Company's sales and operating results, (b) progress of certain development projects and products, and (c) the Company's stock price; and

     (xvi) the availability of appraisal rights in the Merger under applicable law.

In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable, and did not quantify or otherwise attempt to assign relative weights to the factors it considered.

   The full text of the written fairness opinion of Alliant Partners is filed as Exhibit (5) to this Schedule 14D-9 and is also attached hereto as Annex B. Stockholders are urged to, and should, read such opinion in its entirety. Such opinion was presented for the information of the Board in connection with their consideration of the Merger Agreement and is directed only to the fairness from a financial point of view of the consideration to be received by the holders of the Shares (other than Parent) pursuant to the Offer and the Merger. Such opinion does not constitute a recommendation to any stockholder as to whether to tender shares in the Offer or how to vote with respect to the Merger.

   In light of all the factors set forth above, the Board determined that each of the Merger Agreement, the Offer and the Merger is advisable and fair to, and in the best interests of, the stockholders of the Company, and resolved unanimously to approve the Merger Agreement, the Offer and the Merger, and to recommend that stockholders of the Company accept the Offer and tender their Shares in the Offer.

Item 8.  Additional Information to be Furnished

     Attached hereto as Annex A is the Information Statement, previously furnished to the Company's stockholders pursuant to Rule 14f-1 under the Exchange Act, as amended to correct certain immaterial information.

     On October 6, 1999, Parent announced that the Offeror has extended the Offer Period. The Offer will now expire at 12:00 midnight, New York City time, on Monday, November 1, 1999, unless the Offer is further extended. The Offeror extended the Offer pursuant to Section 1.1 of the Merger Agreement, which permits the Offeror to extend the Offer upon written consent of the Company.

     A copy of the press release issued by Parent on October 6, 1999, is filed as Exhibit 12 to the Schedule 14D-9 and incorporated by reference herein.

Item 9.  Material to be Filed as Exhibits

     The following Exhibits are filed herewith:

      11 The Company's Information Statement, as amended, pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder(1)

      12   Press Release issued by Parent on October 6, 1999(2)

--------------------
(1)  Attached hereto as Annex A.

(2) Incorporated by reference to an exhibit to Parent's and Purchaser's Amendment No. 2 to Schedule 14D-1 dated October 6, 1999.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                              APPLIED DIGITAL ACCESS, INC.



Date: October 8, 1999         By:  /s/ Donald L. Strohmeyer
                                   ------------------------
                                   Donald L. Strohmeyer, Chief Executive Officer

                                    ANNEX A

                          APPLIED DIGITAL ACCESS, INC.
                               9855 SCRANTON ROAD
                          SAN DIEGO, CALIFORNIA 92121

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

   This Information Statement is being mailed on or about September 14, 1999 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Applied Digital Access, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $0.001 per share, of the Company (the "Shares") at the close of business on or about September 14, 1999. You are receiving this Information Statement in connection with the possible appointment of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board").

   On September 7, 1999, the Company, Dynatech Corporation, a Delaware corporation ("Dynatech" or "Parent") and Dynatech Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which
(i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $5.37 per Share, net to the seller in cash and without interest thereon, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become an indirect wholly owned subsidiary of Parent.

   The Merger Agreement requires the Company to use its best efforts either to increase the size of the Board or to secure the resignation of such number of its incumbent directors, or both, as is necessary to enable certain directors designated by Parent to be elected or appointed to the Board under the circumstances described therein. See "Board of Directors and Executive Officers of the Company."

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

   Pursuant to the Merger Agreement, the Purchaser commenced the Offer on Tuesday, September 14, 1999. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on October 12, 1999, unless the Offer is extended pursuant to the Merger Agreement.

GENERAL

   The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of September 14, 1999, there were 13,251,830 Shares outstanding. The Company's Board of Directors currently consists of seven (7) authorized members. At each annual meeting of the Company's stockholders, directors are elected to serve until the next annual meeting. The officers of the Company serve at the discretion of the Board.

RIGHT TO DESIGNATE DIRECTORS

   The Merger Agreement provides that promptly after (i) the purchase of and payment for any Shares by Purchaser or any of its affiliates which represent at least a majority of the then outstanding Shares and (ii) compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever occurs later, Dynatech shall be entitled to designate such number of directors, rounded up to the next whole number, as will give Dynatech representation on the Board equal to the product of the total number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) multiplied by the percentage that such aggregate number of Shares so purchased or otherwise beneficially owned by Purchaser (including Shares tendered for payment) bears to the total number of outstanding Shares. The Company shall, upon request by Dynatech, increase the size of the Board, or secure the resignations of such number of directors, or both, as is necessary to enable Dynatech's designees to be elected or appointed to the Board and will cause Dynatech's designees to be so elected or appointed, provided, however, that pursuant to the Merger Agreement, prior to the effective time of the Merger, the Board shall have two independent directors (as defined in Section 1.3(c) of the Merger Agreement).

   IN THE EVENT THAT DYNATECH AND ITS SUBSIDIARIES DO NOT ACQUIRE ANY SHARES PURSUANT TO THE OFFER, OR TERMINATE THE OFFER, OR IF THE MERGER AGREEMENT IS TERMINATED PURSUANT TO ITS TERMS PRIOR TO THE ELECTION OR APPOINTMENT OF DYNATECH'S DESIGNEES, PURCHASER AND DYNATECH WILL NOT HAVE ANY RIGHT, UNDER THE MERGER AGREEMENT TO HAVE DYNATECH'S DESIGNEES ELECTED OR APPOINTED TO THE COMPANY'S BOARD OF DIRECTORS.

   The information contained in this Information Statement concerning Dynatech and Dynatech's designees has been furnished to the Company by Dynatech, and the Company assumes no responsibility for the accuracy or completeness of such information.

THE DYNATECH DESIGNEES

   Dynatech's designees to the Company's Board of Directors, and certain information about each, are described below. Dynatech has advised the Company that all such persons have consented to act as directors of the Company if so designated. Dynatech has informed the Company that, except as disclosed below, none of the designees (i) is currently a director of, or holds any position with, the Company; (ii) has any familial relationship with any of the directors or executive officers of the Company; or (iii) to the best knowledge of Dynatech and the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Dynatech and Purchaser that, to the best of Dynatech's and Purchaser's knowledge, none of the designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed in the Schedule 14D-9.

                                 PRESENT OCCUPATION OR EMPLOYMENT;
  NAME, CITIZENSHIP AND     MATERIAL POSITIONS HELD DURING THE PAST FIVE
 CURRENT BUSINESS ADDRESS                      YEARS                        AGE
 ------------------------   --------------------------------------------    ---
 Allan M. Kline           Allan M. Kline presently serves as Corporate       54
                          Vice President, Chief Financial Officer and
                          Treasurer and, since May 21, 1998, a Director
                          of Dynatech. Mr. Kline joined Dynatech in June
                          1996. From 1995 to 1996 he served as Senior
                          Vice President, Chief Financial Officer of
                          CrossComm Corporation, a manufacturer of
                          networking products. From 1994 to 1995, he was
                          President of TAR Acquisition Corp., a private
                          investment company. From 1989 to 1994, Mr.
                          Kline was also a Director of CrossComm
                          Corporation. From 1990 to 1994, Mr. Kline was
                          Senior Vice President, Chief Financial Officer
                          of Cabot Safety Corporation, a subsidiary of
                          Cabot Corporation. Prior to that, he served at
                          Leggett & Platt, Incorporated and was a partner
                          with Arthur Young & Company.

 John R. Peeler           John R. Peeler presently serves as Corporate       44
                          Vice President--Communications Test Business
                          and President and Chief Executive Officer of
                          all Dynatech's communication test businesses
                          and, since May 21, 1998, a Director of
                          Dynatech. Mr. Peeler has been employed by
                          Dynatech since 1980. Mr. Peeler beneficially
                          owns 50 shares of the Company. Mr. Peeler has
                          not effected any transactions in any equity
                          security of the Company during the past 60
                          days.

  NAME, CITIZENSHIP AND          PRESENT OCCUPATION OR EMPLOYMENT;
    CURRENT BUSINESS       MATERIAL POSITIONS HELD DURING THE PAST FIVE
         ADDRESS                               YEARS                        AGE
  ---------------------    --------------------------------------------     ---
 Mark V.B. Tremallo      Mark V.B. Tremallo presently serves as Corporate    42
                         Vice President--General Counsel and Secretary of
                         Dynatech. Mr. Tremallo joined Parent in May
                         1997. From 1995 to 1997 he served as Vice
                         President, General Counsel and Secretary of
                         Aearo Corporation (formerly Cabot Safety
                         Corporation), a manufacturer of industrial
                         safety products. From 1990 to 1995 he was
                         General Counsel of Cabot Safety Corporation, a
                         subsidiary of Cabot Corporation.

 Robert W. Woodbury, Jr. Robert W. Woodbury, Jr. presently serves as         42
                         Corporate Vice President and Corporate
                         Controller of Dynatech. Mr. Woodbury joined
                         Dynatech in January 1996. From 1992 to January
                         1996, he served as Vice President and Controller
                         for Kollmorgen Corporation, a manufacturer of
                         motion control devices. From 1990 to 1992, he
                         was Chief Financial Officer of Kidde Fenwal,
                         Inc., a manufacturer of fire suppression
                         equipment.

CURRENT BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

   Biographical information concerning each of the Company's current directors and executive officers as of September 14, 1999 is as follows:

DIRECTORS

                                                                      DIRECTOR
   NAME                             POSITION WITH THE COMPANY     AGE  SINCE
   ----                          ------------------------------   --- --------
   Gary D. Cuccio..............  Director                         53    1999
   John F. Malone..............  Director                         51    1998
   Kenneth E. Olson............  Director                         63    1996
   Christopher B. Paisley......  Director                         47    1996
   Peter P. Savage.............  Chairman of the Board            57    1990
   Paul L. Singer..............  Director                         64    1999
   Donald L. Strohmeyer........  Director and President and CEO   63    1999

   Mr. Cuccio has served as a director of the Company since March 1999. Since July 1998, Mr. Cuccio has been the President of Airtouch Paging, the paging operations business unit of Airtouch Communications, Inc. ("ATI"), a wireless communications company. Prior to joining Airtouch Paging, Mr. Cuccio served as Chief Operating Officer of Omnipoint Communications, Inc., a wireless personal communications services company from September 1996 to July 1998. Prior to that, Mr. Cuccio served as Vice President of International Operations for Europe and Asia for ATI from May 1995 to September 1996 and as Chief Operations Officer for Belgacom Mobile, a wireless communications subsidiary of ATI from April 1994 to May 1995. Prior to that Mr. Cuccio held various senior management positions in sales, marketing, and operations for Pacific Bell, a telecommunications company that merged with Southwestern Bell Communications, Inc. in 1998. Mr. Cuccio also serves as a director of Airtouch Paging--Canada, a subsidiary of ATI and two privately held telecommunications companies.

   Mr. Malone has served as a director of the Company since September 1998. Mr. Malone has been President and Chief Executive Officer of Eastern Management Group, a management consulting firm, since April 1979. Prior to founding Eastern Management Group, Mr. Malone held various sales and marketing positions with AT&T. Mr. Malone is also a director of a privately held company.

   Mr. Olson has served as a director of the Company since December 1996. Mr. Olson served as Chairman of the Board of Proxima Corporation, a manufacturer of multimedia projection products, from July 1983 through June 1998 and as its President and Chief Executive Officer from March 1997 through June 1998 and from April 1995 through February 1996 and as Chief Executive Officer from December 1990 through April 1995. Mr. Olson also currently serves as a director of a privately held pharmaceutical company.

   Mr. Paisley has served as a director of the Company since March 1996. Since August 1996, Mr. Paisley has been the Senior Vice President, Finance and Chief Financial Officer of 3Com Corporation, a global data networking company. Prior to becoming Senior Vice President, Finance of 3Com Corporation, from September 1985 through July 1996 Mr. Paisley was Vice President, Finance and Chief Financial Officer of 3Com Corporation.

   Mr. Savage has served as Chairman of the Board of the Company since February 1999, and prior to that served as its President, Chief Executive Officer and as a director since November 1990. Prior to joining the Company, Mr. Savage served as President and Chief Operating Officer of Xylogics, Inc., a manufacturer of storage and communications controllers, from February 1989 through May 1990, and as Vice President, Engineering of Xylogics from September 1987 through January 1989. Prior to that, Mr. Savage served as President and Chief Operating Officer of Alliance Telecommunications Corp. Commterm Division, a manufacturer of voice messaging systems, from August 1986 through March 1987 and as Vice President, Engineering from February 1985 through July 1986. Mr. Savage previously held a number of technical and management positions with the telecommunications companies, Infinet, Plantronics and Bell Telephone Laboratories.

   Mr. Singer has served as a director of the Company since July 1999. Since May 1991, Mr. Singer has served as the President of Paul L. Singer, Inc., Management Consulting Services International ("PLSI"), a telecommunications strategies and operations management company. From 1993 to 1997 Mr. Singer provided operations consultation support for companies such as Guyana Telephone Company, Vitelco and Cincinnati Bell Telephone. Prior to founding PLSI, Mr. Singer held various management positions with BellSouth Telecommunications, Inc. Mr. Singer currently serves as President of P.L. Singer, Inc., a strategic marketing and operations management company and he provided consulting services to the Company prior to joining the Board.

   Mr. Strohmeyer has served as the President and Chief Executive Officer and as a director of the Company since February 1999. Mr. Strohmeyer spent his career with BellSouth Telecommunications, Inc. ("BST") where he held the positions of Vice President, Network Operations from January 1997 through March 1998, Vice President Network Operations, South from October 1994 to January 1997, and Vice President, Network Operations, North from October 1990 to October 1994. Prior to that, Mr. Strohmeyer held various senior management positions in marketing and network operations for BST.

EXECUTIVE OFFICERS

   NAME                               POSITION HELD WITH THE COMPANY       AGE
   ----                          ---------------------------------------   ---
   Donald L. Strohmeyer........  President, Chief Executive Officer and    63
                                  Director
   Peter P. Savage.............  Chairman of the Board                     57
   Paul R. Hartmann............  Vice President, Systems Engineering       56
   James L. Keefe..............  Vice President, Finance and               39
                                  Administration,
                                  Chief Financial Officer and Secretary
   Wayne M. Lettiere...........  Vice President, Operations                59
   Donald J. O'Connor..........  Vice President, Network Systems           44
   Kevin T. Pope...............  Vice President, Development Engineering   41

   Messrs. Strohmeyer's and Savage's business experience is discussed above.

   Mr. Hartmann has served as Vice President, Systems Engineering of the Company since July 1988. Prior to joining the Company, Mr. Hartmann served as Director of Advanced Technology and as Director of Transmission Systems Technology for the Rockwell Communications Systems Division of Rockwell International, a manufacturer of telecommunications transmissions equipment, from September 1984 through July 1988.

   Mr. Keefe has served as Vice President, Finance and Administration, Chief Financial Officer and Secretary of the Company since May 1996 and previously served as Controller of the Company from December 1993 to May 1996 and as Accounting Manager of the Company from March 1992 to December 1993. Prior to joining the Company, Mr. Keefe served as Accounting Manager of U.S. Fiberline Communications, Inc., a privately-held telecommunications service provider, from January 1990 to October 1991 and as Accounting Manager for Scientific Computer Systems, Inc., a computer manufacturer, from February 1987 through December 1989. Prior to that, Mr. Keefe held financial accounting positions with Honeywell, Inc. and Coopers & Lybrand, L.L.P. Mr. Keefe has tendered his resignation as Vice President, Finance and Administration, Chief Financial Officer and Secretary of the Company effective September 15, 1999. Mr. Keefe will serve as a consultant of the Company through the consummation of the Merger.

   Mr. Lettiere has served as Vice President, Operations of the Company since July 1991. Prior to joining the Company, Mr. Lettiere served as Vice President, Operations of Digital Communication Associates (and its successor corporations), a manufacturer of telecommunications products, from April 1984 through July 1991.

   Mr. O'Connor has served as Vice President, Customer Support since May 1995. Prior to joining the Company, Mr. O'Connor was with NYNEX Corporation for 14 years where he served as Managing Director, Service Delivery from February 1995 through May 1995, as Director of Operations, Business Customer Service Center from June 1994 through February 1995, as Director of Operations, Inter-exchange Carrier Services from March 1992 through June 1994 and as Director of Operations, Digital Center from August 1990 to March 1992.

   Mr. Pope has served as Vice President, Development Engineering since April 1995. Mr. Pope joined the Company in June 1988. Mr. Pope served as Senior Director of Development Engineering from December 1994 through March 1995, as Director of Hardware Development from July 1993 through December 1994 and as Manager of Circuit Design from April 1990 through July 1993. Prior to joining the Company, Mr. Pope served as Senior Project Engineer for ASEA HAFO Inc., an integrated circuit design company, from February 1986 through June 1988 and prior to that was a member of the Technical Staff for Bell Laboratories.

MEETINGS OF THE BOARD AND COMMITTEES

   During the fiscal year ended December 31, 1998, the Board held eight (8) meetings. Each director serving on the Board in fiscal year 1998 attended at least 75% the meetings of the Board and the Committees on which he served.

   The Company does not have a standing Nominating Committee, but does have an Audit Committee and a Compensation Committee.

   The Audit Committee's function is to review with the Company's independent accountants and management the annual financial statements and independent accountants' opinion, review the scope and results of the examination of the Company's financial statements by the independent accountants, approve all professional services performed by the independent accountants and related fees, recommend the retention of the independent accountants to the Board and periodically review the Company's accounting policies and internal accounting and financial controls. The members of the Audit Committee are Christopher B. Paisley and John F. Malone. During the fiscal year ended December 31, 1998, the Audit Committee held one (1) meeting.

   The Compensation Committee's function is to review and approve salary and bonus levels and stock option grants for executive officers and key employees. The members of the Compensation Committee are

Kenneth E. Olson and Christopher B. Paisley. During the fiscal year ended December 31, 1998, the Compensation Committee held four (4) meetings. For additional information concerning the Compensation Committee, see "Report of the Compensation Committee of the Board of Directors on Executive
Compensation."

DIRECTOR COMPENSATION

   In May 1999, the Board modified its outside directors compensation policy to provide that directors who are not employees of the Company receive annual compensation totaling $15,000 and a nonqualified stock option for shares of the Company's Common Stock for serving on the Company's Board of Directors. In addition, members of the Audit and Compensation Committees receive payments of $500 for each committee meeting they attend which is not held in conjunction with a meeting of the Board of Directors. Also, the Company reimburses non-employee directors for reasonable travel expenses incurred in attending Board of Directors' meetings. Non-employee directors are eligible to participate in the automatic option grant program whereby, upon election each director receives a non-qualified stock option for shares of the Company's Common Stock and on each of the first three anniversaries of such election date, the director receives additional stock options, provided his Board membership has not terminated prior to each such date. Directors who are employees of the Company receive no additional compensation for serving on the Board of Directors.

                    EXECUTIVE COMPENSATION AND OTHER MATTERS

   The following table sets forth information for the fiscal years ended December 31, 1998, 1997 and 1996 concerning the compensation of the Chief Executive Officer of the Company and the four most highly compensated executive officers of the Company as of December 31, 1998, whose total salary and bonus for the year ended December 31, 1998, exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                  LONG TERM
                                                                 COMPENSATION
                                     ANNUAL COMPENSATION            AWARDS
                              ---------------------------------- ------------
                                                                  SECURITIES
   NAME AND PRINCIPAL                             OTHER ANNUAL    UNDERLYING     ALL OTHER
        POSITION         YEAR  SALARY  BONUS (1) COMPENSATION(2)   OPTIONS      COMPENSATION
   ------------------    ---- -------- --------- --------------- ------------   ------------
Peter P. Savage(3)...... 1998 $200,000      --           --        139,000(4)      $5,640(5)
 President and           1997 $200,000  $50,000          --            --          $4,138(5)
 Chief Executive         1996 $175,000  $17,500          --            --          $5,477(5)
 Officer

Paul R. Hartmann........ 1998 $140,500      --           --         74,000(6)         --
 Vice President,         1997 $140,500  $27,234          --            --             --
 Systems Engineering     1996 $134,500  $19,504          --            --             --

Wayne M. Lettiere....... 1998 $126,000      --           --         52,000(7)         --
 Vice President,         1997 $126,000  $25,746          --            --             --
 Operations              1996 $120,000  $18,211          --            --             --

Steven F.X. Murphy(8)... 1998 $212,592      --       $35,812(9)     85,000(10)        --
 Vice President,         1997 $113,077  $37,494      $27,182(9)        --             --
 Sales and Marketing     1996      --       --           --            --             --

Donald J. O'Connor...... 1998 $133,000      --           --         94,000(12)        --
 Vice President,         1997 $133,000  $34,678          --            --             --
 Customer Support        1996 $125,000  $17,500      $23,062(11)       --             --

--------
 (1) Amounts paid pursuant to a Management Team Incentive Compensation Plan approved by the Company's Compensation Committee. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation."

 (2) "Other Annual Compensation" includes only amounts totaling more than the lesser of $50,000 and 10% of the reported salary and bonus for the years covered.

 (3) On February 22, 1999, Mr. Savage was appointed to the position of Chairman of the Board of the Company, and resigned from the positions of President and Chief Executive Officer.

 (4) Represents an option grant for 35,000 shares originally granted in August 1994 which was canceled and regranted in June 1995 and then cancelled and regranted in November 1998; an option grant for 30,000 shares originally granted in November 1995 which was canceled and regranted in November 1998; an option grant for 50,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 24,000 shares originally granted in January 1998 which was canceled and regranted in November 1998. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings."

 (5) Amounts paid in connection with reimbursement of premiums on life insurance and disability insurance policies for Mr. Savage in accordance with his employment agreement.

 (6) Represents an option grant for 20,000 shares originally granted in August 1994 which was canceled and regranted in June 1995 and then canceled and regranted in November 1998; an option grant for 20,000 shares originally granted in November 1995 which was canceled and regranted in November 1998; an option grant for 20,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 14,000 shares originally granted in January 1998 which was canceled and regranted in November 1998. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings."

 (7) Represents an option grant for 15,000 shares originally granted in August 1994 which was canceled and regranted in June 1995 and then cancelled and regranted in November 1998; an option grant for 15,000 shares originally granted in November 1995 which was canceled and regranted in November 1998; an option grant for 10,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 12,000 shares originally granted in January 1998 which was canceled and regranted in November 1998. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings."

 (8) Mr. Murphy became an employee of the Company in March 1997. On January 25, 1999, Mr. Murphy resigned from his position of Vice President, Sales and Marketing with the Company.

 (9) Amounts paid in connection with the reimbursement of relocation expenses and related tax liability pursuant to Mr. Murphy's employment arrangement.

(10) Represents an option grant for 75,000 shares originally granted in April 1997 which was canceled and regranted in November 1998; and an option grant for 10,000 shares originally granted in January 1998 which was canceled and regranted in November 1998. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings."

(11) Amounts paid in connection with the reimbursement of relocation expenses and related tax liability pursuant to Mr. O'Connor's employment arrangement.

(12) Represents an option grant for 50,000 shares originally granted in June 1995 which was canceled and regranted in November 1998; an option grant for 25,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 19,000 shares originally granted in January 1998 which was canceled and regranted in November 1998. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings."

STOCK OPTION INFORMATION

   The following table provides the specified information concerning grants of options to purchase the Company's Common Stock made during the fiscal year ended December 31, 1998, to the persons named in the Summary Compensation Table.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                         INDIVIDUAL GRANTS
                          -----------------------------------------------
                                                                              POTENTIAL
                                                                          REALIZABLE VALUE
                                                                          AT ASSUMED ANNUAL
                                          % OF TOTAL                       RATES OF STOCK
                             NUMBER OF     OPTIONS                              PRICE
                            SECURITIES    GRANTEDTO                       APPRECIATION FOR
                            UNDERLYING    EMPLOYEES  EXERCISE              OPTION TERM (1)
                              OPTIONS     IN FISCAL  PRICE PER EXPIRATION -----------------
       NAME                 GRANTED (2)    YEAR (3)  SHARE (4)    DATE       5%      10%
       ----               --------------- ---------- --------- ---------- -------- --------
Peter P. Savage(5)......  139,000 (7)(8)     4.6%      $2.75    11/06/08  $240,395 $609,208
Paul R. Hartmann........   74,000 (7)(9)     2.5%      $2.75    11/06/08  $127,980 $324,327
Wayne M. Lettiere.......   52,000 (7)(10)    1.7%      $2.75    11/06/08  $ 89,932 $227,905
Steven F. X. Murphy(6)..   85,000 (7)(11)    2.8%      $2.75    11/06/08  $147,004 $372,537
Donald J. O'Connor......   94,000 (7)(12)    3.1%      $2.75    11/06/08  $162,569 $411,982

--------
 (1) Potential gains are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, in accordance with the SEC's rules. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

 (2) Options granted in fiscal 1998 under the Company's 1994 Stock Option/Stock Issuance Plan (the "1994 Option Plan") generally vest and become exercisable over a four year period at the rate of 1/48 per month for each full month of the optionee's continuous employment with the Company. Under the 1994 Option Plan, the Board retains discretion to modify the terms, including the price, of outstanding options. The shares subject to each option will immediately vest in the event the Company is acquired by a merger or asset sale unless the option is assumed by the successor entity. See "--Severance and Change of Control Arrangements."

 (3) Based upon options granted to purchase an aggregate of 2,990,941 shares of Common Stock of which approximately 2,304,133 represent regranted options subject to the Company's Option Cancellation/Regrant Program in October and November 1998. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings."

 (4) All options listed were granted at market value on the date of grant, based on the closing selling price of the Company's Common Stock on such date.

 (5) On February 22, 1999, Mr. Savage was appointed to the position of Chairman of the Board of the Company and resigned from the positions of President and Chief Executive Officer.

 (6) On January 25, 1999, Mr. Murphy resigned from his position of Vice President, Sales and Marketing with the Company.

 (7) In September 1998 and November 1998, as a result of a broad decline in the fair market value of the Company's Common Stock, the Compensation Committee determined that it was in the best interests of the Company to offer to all current employees who were option holders, including executive officers, whom the Committee considered separately, the opportunity to have outstanding options with an exercise price above the then current market price cancelled in exchange for new options with an exercise price equal to the then current fair market value. For details concerning the cancellation and regrant of options, see "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings."

 (8) Includes an option grant for 35,000 shares originally granted in August 1994 which was canceled and regranted in June 1995 and then canceled and regranted in November 1998; an option grant for 30,000 shares originally granted in November 1995 which was canceled and regranted in November 1998; an option grant for 50,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 24,000 shares originally granted in January 1998 which was canceled and regranted in November 1998.

 (9) Includes an option grant for 20,000 shares originally granted in August 1994 which was canceled and regranted in June 1995 and then canceled and regranted in November 1998; an option grant for 20,000 shares originally granted in November 1995 which was canceled and regranted in November 1998; an option grant for 20,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 14,000 shares originally granted in January 1998 which was canceled and regranted in November 1998.

(10) Includes an option grant for 15,000 shares originally granted in August 1994 which was canceled and regranted in June 1995 and then canceled and regranted in November 1998; an option grant for 15,000 shares originally granted in November 1995 which was canceled and regranted in November 1998; an option grant for 10,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 12,000 shares originally granted in January 1998 which was canceled and regranted in November 1998.

(11) Includes an option grant for 75,000 shares originally granted in April 1997 which was canceled and regranted in November 1998, and an option grant for 10,000 shares originally granted in January 1998 which was canceled and regranted in November 1998.

(12) Includes an option grant for 50,000 shares originally granted in June 1995 which was canceled and regranted in November 1998; an option grant for 25,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 19,000 shares originally granted in January 1998 which was canceled and regranted in November 1998.

         AGGREGATED OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES

   The following table provides the specified information concerning unexercised options held as of December 31, 1998, by the persons named in the Summary Compensation Table.

                          AGGREGATED OPTION EXERCISES
                           AND FISCAL YEAR-END VALUES

                                                     NUMBER OF               VALUE OF UNEXERCISED
                                               SECURITIES UNDERLYING             IN-THE-MONEY
                           SHARES               UNEXERCISED OPTIONS               OPTIONS AT
                          ACQUIRED                  AT 12/31/98                  12/31/98(1)
                             ON     VALUE   ---------------------------- ----------------------------
          NAME            EXERCISE REALIZED EXERCISABLE(2) UNEXERCISABLE EXERCISABLE(2) UNEXERCISABLE
          ----            -------- -------- -------------- ------------- -------------- -------------
Peter P. Savage (3).....      --       --      248,428        139,000       $598,935         --
Paul R. Hartmann........    3,407      --       47,142         74,000       $103,948         --
Wayne M. Lettiere.......   10,000  $60,800      26,857         52,000       $ 59,220         --
Steven F.X. Murphy (4)..      --       --          --          85,000
Donald J. O'Connor......      --       --          --          94,000

--------
(1) Based on a fair market value of $2.63, the closing price of the Common Stock on December 31, 1998, as reported by the Nasdaq National Market. Does not include options that had an exercise price greater than $2.63.

(2) Under the 1994 Option Plan, stock options generally vest and become exercisable over a period of four years.

(3) On February 22, 1999, Mr. Savage was appointed to the position of Chairman of the Board of the Company and resigned from the positions of President and Chief Executive Officer.

(4) On January 25, 1999, Mr. Murphy resigned from his position of Vice President, Sales and Marketing with the Company.

SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS

   In November 1998, the Company entered into certain retention agreements ("agreements") with its chief executive officer and executive officers ("Executives") relating to a change in control of the Company. Under the agreements, the termination of an Executive's employment without cause of for "good reason", as defined in the agreement, within twelve months following a change in control of the Company would be deemed a covered termination. A covered termination provides for the continuation of an Executive's base salary for a period of eighteen months for the chief executive officer and twelve months for the executive officers. The Executive will be deemed a consultant of the Company during these periods ("Consulting Periods"). The Executive's then outstanding stock options will continue vesting and employee benefits will continue to be provided by the Company during the Consulting Period.

   In February 1999, the Company entered into an employment arrangement with Donald L. Strohmeyer, the Company's President and Chief Executive Officer. If Mr. Strohmeyer is terminated without cause, the Company has agreed to pay him his monthly base salary for a period of twelve months after his termination. In addition, during such twelve month period, Mr. Strohmeyer will continue to vest in any outstanding stock options still subject to vesting. The arrangement does not have an expiration date and is operative during Mr. Strohmeyer's employment by the Company.

   In November 1990, the Company entered into an employment arrangement with Peter P. Savage, the Company's Chairman of the Board. If Mr. Savage is terminated without cause, the Company has agreed to pay him his monthly base salary for a period of six months after his termination or until he commences employment with another company. In addition, he will be entitled to his pro rata share of any guaranteed bonus or profit sharing plan in which he participated (for the portion of the year that he was employed by the Company). During the severance term, Mr. Savage would continue to be treated as a Company employee for purposes of all Company-provided employee benefits (other than for purposes of stock option vesting and vacation eligibility). The arrangement does not have an expiration date and is operative during Mr. Savage's employment by the Company.

   In January 1999, the Company entered into a severance arrangement with Steven F.X. Murphy, the Company's former Vice President, Sales and Marketing. Under the severance arrangement, Mr. Murphy will receive his base salary for a period of six months ending in June 1999.

   In June 1988, the Company entered into an employment arrangement with Paul
R. Hartmann, the Company's Vice President, Systems Engineering. If Mr. Hartmann is terminated without cause, the Company has agreed to pay him his monthly base salary for a period of six months after the termination or until he commences employment with another company. The arrangement does not have an expiration date and is operative during Mr. Hartmann's employment by the Company.

   In May 1995, the Company entered into an employment arrangement with Donald
J. O'Connor, the Company's Vice President, Customer Support. If Mr. O'Connor is terminated involuntarily, the Company has agreed to pay him a severance payment equal to three months of his monthly base salary upon such termination. The arrangement does not have an expiration date and is operative during Mr. O'Connor's employment by the Company.

   Pursuant to the 1994 Option Plan, in the event the Company is acquired, whether by merger or asset sale, each outstanding option which is not to be assumed by the successor corporation or replaced with a comparable option to purchase the capital stock of the successor corporation will automatically accelerate vesting in full, and all unvested shares will automatically vest, except to the extent such accelerated vesting is precluded by the terms of the agreements evidencing those unvested shares.

   The 1994 Option Plan also provides for the automatic acceleration of vesting with respect to outstanding options or shares upon the following change in control events: (i) the acquisition of more than 50% of the Company's voting stock by hostile tender offer or (ii) a change in the composition of the Board of Directors effected through one or more contested Board elections, except that the Compensation Committee may at the time of a discretionary option grant or stock issuance, provide that no such acceleration shall occur.

   As a result of the Company entering into the Merger Agreement, all stock options outstanding under the 1994 Option Plan at the consummation of the Merger, whether or not then exercisable, shall be canceled by the Company in exchange for the right to receive the Option Consideration. See "The Merger Agreement--Stock Options."

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information, as of July 31, 1999, with respect to the beneficial ownership of the Company's Common Stock by (i) all persons known by the Company to be the beneficial owners of more than 5% of the outstanding Common Stock of the Company, (ii) each director and director-nominee of the Company, (iii) each executive officer of the Company named in the Summary Compensation Table and (iv) all executive officers and directors of the Company as a group.

                                                            Shares Owned (1)
                                                          --------------------
                                                                    Percentage
                                                          Number of  of Class
Name and Address of Beneficial Owners                      Shares       (2)
-------------------------------------                     --------- ----------
Kopp Investment Advisors, Inc. (3)....................... 2,106,940    16.0%
 7701 France Avenue South, Suite 500
 Edina, MN 55435

State of Wisconsin Investment Board (4).................. 2,063,535    15.7%
 P.O. Box 7842
 Madison, WI 53707

Merrill Lynch & Co., Inc. (5)............................   920,500     7.0%
 World Financial Center, North Tower
 250 Vesey Street
 New York, NY 10381

Gary D. Cuccio...........................................     5,000       *

John F. Malone (6).......................................    36,250       *

Kenneth E. Olson (7).....................................    50,312       *

Christopher B. Paisley (8)...............................    46,125       *

Peter P. Savage (9)......................................   413,703     3.1%

Paul L. Singer (10)......................................    13,750       *

Donald L. Strohmeyer (11)................................    10,000       *

Paul R. Hartmann (12)....................................   139,289     1.1%

Wayne M. Lettiere (13)...................................   117,360       *

Steven F.X. Murphy.......................................     3,494       *

Donald J. O'Connor.......................................    53,697       *

Executive Officers and Directors as a group (13 persons)
 (14).................................................... 1,035,123     7.5%

--------
 (1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

 (2) Calculated on the basis of 13,147,507 shares of Common Stock outstanding, except that shares of Common Stock underlying options exercisable within 60 days of July 31, 1999 are deemed to be outstanding for purposes of calculating the beneficial ownership of securities of the holders of such options.

 (3) Based on an amendment to Schedule 13G filed with the Securities and Exchange Commission ("SEC") on January 28, 1999 by Kopp Investment Advisors, Inc. ("KIA"), Kopp Holding Company ("KHC") and LeRoy C. Kopp ("Kopp"). KIA is wholly owned by KHC which is wholly owned by Kopp. Includes 300,000 shares as to which Kopp has sole voting and dispositive power. Also includes 1,696,940 shares as to which KIA has shared dispositive power and 110,000 shares as to which it has sole dispositive power. Of these shares, KIA has sole voting power with respect to 357,500 shares.

 (4) Based on an amendment to Schedule 13G filed with the SEC on April 7, 1999, by State of Wisconsin Investment Board ("SWIB"). SWIB has the sole power to vote and dispose of all 2,063,535 shares.

 (5) Based on a Schedule 13G filed with the SEC on February 3, 1999, by Merrill Lynch & Co., Inc. ("ML&Co."). ML&Co. is a holding company that has shared power to vote and dispose of 920,500 shares held by its subsidiaries, Merrill Lynch Asset Management, L.P. and Fund Asset Management, L.P.
     ML & Co. disclaims beneficial ownership of such shares.

 (6) Includes 31,250 shares subject to stock options exercisable within sixty days of July 31, 1999.

 (7) Includes 40,312 shares subject to stock options exercisable within sixty days of July 31, 1999.

 (8) Includes 46,125 shares subject to stock options exercisable within sixty days of July 31, 1999.

 (9) Includes 315,925 shares subject to stock options exercisable within sixty days of July 31, 1999.

(10) Includes 3,750 shares subject to stock options exercisable within sixty days of July 31, 1999.

(11) Includes 10,000 shares subject to stock options exercisable within sixty days of July 31, 1999.

(12) Includes 83,804 shares subject to stock options exercisable within sixty days of July 31, 1999.

(13) Includes 52,687 shares subject to stock options exercisable within sixty days of July 31, 1999.

(14) Includes 683,975 shares subject to stock options exercisable within sixty days of July 31, 1999.

              REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF
                      DIRECTORS ON EXECUTIVE COMPENSATION

   In fiscal 1998, the Compensation Committee of the Board of Directors was comprised of Kenneth E. Olson and Christopher B. Paisley. The Compensation Committee was responsible for setting and administering the policies governing annual compensation of the executive officers of the Company. These policies are based upon the philosophy that the Company's long term success in its marketplace is best achieved through (i) recruitment and retention of the best people in the industry and (ii) providing compensation that focuses executive officer efforts on maximizing both short and long term financial performance of the Company. The Compensation Committee applied this philosophy in determining compensation for the Company's executive officers in four areas: salary, annual incentive programs, long term incentive compensation and benefits.

   Each executive officer's aggregate compensation is designed to provide a cumulative level of compensation roughly equivalent to the median paid by comparably sized companies in similar industries and geographic locations. In determining executive officers' compensation, the Compensation Committee considers information contained in surveys such as the American Electronics Association ("AEA") Executive Compensation Survey, the Radford Executive Compensation survey, and various surveys published by venture capital firms. In recent years, these surveys have experienced year to year increases of approximately 5% each year.

   In 1998, there were no compensation adjustments for the executive officers.

SALARY

   The Company attempts to offer salaries to its executive officers which are generally targeted near the median for similar positions in comparably sized companies in the Company's industry and geographic location. The Company's Chief Executive Officer evaluates the performance of all other executive officers, and recommends salary adjustments which are subject to review by the Compensation Committee. In addition to considering the results of performance evaluations and information concerning competitive salaries, the Compensation Committee and the Chief Executive Officer place weight on the financial condition of the Company and the competitive employment situation in the Company's industry and geographic area in considering salary adjustments.

   The Company's Chief Executive Officer did not recommend any salary adjustments for the Company's other executive officers in fiscal 1998.

ANNUAL INCENTIVE COMPENSATION

   The Company seeks to provide additional incentives to executives who make contributions of outstanding value to the Company. For this reason, the Compensation Committee awards incentive compensation which can comprise a substantial portion of the total compensation of executive officers when earned and paid. Incentive compensation may be paid to executives pursuant to three plans: the Management Team Incentive Compensation Plan, the Sales Management Incentive Compensation Plan and the Gain Sharing Plan. The Compensation Committee attempts to structure these plans so that if the maximum amount available under these plans is earned by an executive officer, his total cash compensation for the year will be slightly above the median paid to executive officers in similar positions at comparably sized companies in similar industries and geographic locations.

   Management Team Incentive Compensation Plan. Potential compensation paid under this plan is set as a significant percent of each officer's base salary. The total incentive compensation which could be awarded under this plan if all performance targets and individual objectives were achieved comprised up to 40% of base salary for executive officers, (other than the Chief Executive Officer). If performance targets were exceeded, up to 50% of base salary could be awarded to such officers under this plan. The incentive compensation under this plan is based on the financial performance of the Company and each business unit, quantitative departmental goals and the executive officer's personal performance. Each executive officer (other than those who participate in the Sales Management Incentive Compensation Plan, as described below) earns incentive compensation based upon some or all of these areas of performance. The Company and business unit targets are based upon attaining certain bookings, revenue and operating profit goals set by the Board of Directors in consultation with the Chief Executive Officer. Departmental performance is measured by appropriate metrics, such as on-time completion of key projects, level of quality, and inventory levels. Compensation for personal performance under this plan is awarded by the Compensation Committee based upon its objective and subjective evaluation of the performance of each officer.

   Company and business unit performance bonuses are weighted so that proportionately higher awards are received when the Company's performance exceeds targets and proportionately smaller or no awards are made when the Company does not meet targets. No incentive compensation is paid for Company or business unit performance unless minimum Company and business unit financial goals are achieved during the fiscal year.

   In 1998, no compensation was earned by officers under the Management Team Incentive Compensation Plan.

   The Compensation Committee reviews and adjusts the Management Team Incentive Compensation Plan annually.

   Sales Management Incentive Compensation Plan. One executive officer of the Company participated in the Company's Sales Management Incentive Compensation Plan in 1998. Participation in this plan is in lieu of participation in the Management Team Incentive Compensation Plan. The total incentive compensation which could be awarded under this plan if all performance targets were achieved comprised up to 67% of base salary for the executive officer. If performance targets were exceeded, up to 100% of base salary could be awarded to the officer under this plan. Incentive compensation is paid under this plan as a percentage of bookings and revenue, to the extent that bookings and revenue exceed 80% of the target goals set by the Board of Directors. In addition, the executive officer could earn up to 17% of base salary based upon personal performance. In 1998, compensation earned by the officer who participated in the Sales Management Incentive Compensation Plan was 25% of the officer's base salary.

   Gain Sharing Plan. Under this plan, eligible employees (including the Company's executive officers) may receive quarterly payments based on the Company's financial results exceeding certain levels. Officers are only eligible to participate after all other employees have received an annual allocation of $3,000 per person. No amounts were earned under the Gain Sharing Plan in 1998.

LONG TERM INCENTIVE COMPENSATION

   The Compensation Committee believes that long term incentive compensation through employee equity ownership provides significant additional motivation to executive officers to maximize value for the Company's stockholders, and therefore, the Compensation Committee makes periodic grants of stock options under the Company's option plans. Such options are granted at the prevailing market price, and will only have value if the Company's stock price increases over the exercise price. Therefore, the Compensation Committee believes that stock options serve to align the interest of executive officers closely with other stockholders because of the direct benefit executive officers receive through improved stock performance. In addition, stock options vest over time to provide financial incentive for the executive officers to remain with the Company.

   In fiscal 1998, the Compensation Committee granted additional options to executive officers, after consideration of recommendations from the Chief Executive Officer. Option grants were based upon relative position and responsibilities of each executive officer, historical and expected contributions of each executive officer to the Company, and previous option grants to such executive officers. Options were granted with a goal to provide equity compensation for the Company's executive officers that is competitive with equity compensation provided to executive officers with similar positions in comparably sized companies in similar industries and geographic locations. All options granted in fiscal 1998 to executive officers in their capacities as such were granted under the 1994 Option Plan. Generally, option grants under the 1994 Option Plan vest and become exercisable over four years. Option grants for fiscal 1998 are set forth in the tables entitled "Option

Grants In Last Fiscal Year" in the section entitled "Executive Compensation And Other Matters" and "Ten Year Option Repricings."

OTHER BENEFITS

   The Company's executive officers participate in benefits programs available generally to all employees.

CHIEF EXECUTIVE OFFICER COMPENSATION

   The compensation of the Chief Executive Officer is based upon the same criteria outlined above for the other executive officers of the Company. While the CEO makes recommendations about the compensation levels, goals and performance of the other executive officers, he does not participate in discussions regarding his compensation or performance.

   The Compensation Committee did not adjust Mr. Savage's salary in 1998. Mr. Savage's compensation under the Management Team Incentive Compensation Plan was based upon the Company achieving financial performance goals. In 1998, Mr. Savage could have received 50% of his base salary under the Management Team Incentive Compensation Plan if the Company had met all of its performance targets and up to 70% if those targets were exceeded by 10% or more. No incentive compensation was earned by Mr. Savage in 1998. Mr. Savage received additional option grants under the 1994 Option Plan to purchase 139,000 shares which included an option grant for 35,000 shares granted in June 1995 which was canceled and regranted in November 1998; an option grant for 30,000 shares originally granted in November 1995 which was canceled and regranted in November 1998; an option grant for 50,000 shares originally granted in February 1997 which was canceled and regranted in November 1998; and an option grant for 24,000 shares originally granted in January 1998 which was canceled and regranted in November 1998. See "Report of the Compensation Committee of the Board of Directors on Executive Compensation--Report on 1998 Cancellation and Regrant of Options" and "Ten Year Option Repricings". In addition to participating in benefit plans available to all employees, pursuant to his employment agreement with the Company, Mr. Savage also receives reimbursement of certain life and disability insurance premiums.

REPORT ON 1998 CANCELLATION AND REGRANT OF OPTIONS

   In September and November of 1998, the Compensation Committee considered, separately, the options held by the Company's employees and executive officers and the fact that a broad decline in the price of the Common Stock of the Company had resulted in a substantial number of stock options granted having exercise prices well above the recent historical trading prices for the Company's Common Stock. The Committee was advised by management that management believed that key employee turnover was likely to increase in part because the Company's total compensation package for long-term employees, which included substantial options with exercise prices well above the current trading price, was less attractive than compensation offered by other companies in the same industry and geographic location. This is because options granted to new hires at other companies would likely be granted at current trading prices, providing more opportunity for appreciation than the Company's options.

   The Committee believed that the Company's success in the future would depend in large part on its ability to retain a number of its highly skilled technical, managerial and marketing personnel and the loss of key employees could have significant adverse impact on the Company's business. The Committee also believed that unless an adjustment was made in option prices, existing employees holding options would perceive a substantial inequity in comparison to new employees granted stock options with exercise prices set at the current, lower fair market value of the Company's Common Stock and that employee morale would suffer as a consequence. The Committee concluded that it was important and cost-effective to provide equity incentives to employees and executive officers of the Company to improve the Company's performance and the value of the Company for its stockholders. The Committee considered granting new options selectively to current key employees at fair market value, but recognized that the size of the option grants required to offset the decline in market price would result in significant additional dilution to stockholders. The Committee recognized that canceling existing options with exercise prices higher than fair market value and regranting options at fair market value would provide additional incentives to employees because of the increased potential for appreciation. The Committee also recognized that the new options could require holding periods before they became exercisable, providing optionees participating in the cancellation/regrant program with an added incentive to remain with the Company. Considering these factors, the Committee determined that it was in the best interests of the Company and its stockholders to restore the incentives for employees and executive officers to remain as employees of the Company and to exert their maximum efforts on behalf of the Company by canceling and regranting stock options under the Option Plan for those options with exercise prices above recent trading prices.

   In September 1998, the Compensation Committee approved the cancellation and regrant of all outstanding options granted to non-officer employees at exercise prices exceeding the fair market value of common stock as of October 23, 1998, the effective date of the program. The exercise price of each regranted option is $2.75, which is the closing market price of the Company's common stock on October 23, 1998. Each optionee holding such an option had the opportunity to
(i) elect to retain the old option or (ii) accept a new option with an exercise price equal to the fair market value of the Company's common stock on the effective date and cancel the old option. Each regranted option covered the same number of shares subject to the old option at the time of cancellation and maintained the same vesting period as the previously canceled option. The regranted options cannot be exercised for a period of six months following the effective date. Any employee voluntarily leaving the Company during the six month period will lose the affected options, including previously vested portions of those options. All replacement options will terminate no later than ten (10) years from the date of grant. Options to purchase a total of 1,706,275 shares of the Company's Common Stock at exercise prices ranging from $2.80 per share to $9.88 per share have been canceled in exchange for regranted options for an equal number of shares at an exercise price of $2.75 per share, the closing price of the Company's Common Stock on the effective date of the program.

   In November 1998, the Compensation Committee of the Company's Board of Directors approved the cancellation and regrant of all outstanding options granted to executive officers at exercise prices exceeding the fair market value of common stock as of November 6, 1998, the effective date of the program. The exercise price of each regranted option is $2.75, which was the closing market price of the Company's common stock on November 6, 1998. Each executive officer holding such an option had the opportunity to (i) elect to retain the old option or (ii) accept two new options with exercise prices equal to the fair market value of the Company's common stock on the effective date and cancel the old option. Each regranted option covered one-half of the number of shares subject to the old option at the time of cancellation. One of the regranted options maintained the same vesting period as the previously canceled option. The other regranted option vests in equal monthly installments over a 48 month period beginning on the grant date. The regranted options are subject to the condition that the options cannot be exercised for a period of six months following the effective date. Any executive officer voluntarily leaving the Company during the six month period will lose the affected options, including previously vested portions of those options. All replacement options will terminate no later than ten (10) years from the date of grant. Options to purchase a total of 1,706,275 shares of the Company's Common Stock at exercise prices ranging from $4.75 per share to $15.25 per share have been canceled in exchange for regranted options for an equal number of shares at an exercise price of $2.75 per share, the closing price of the Company's Common Stock on the effective date of the program.

   The Compensation Committee believes the regranted options strike an appropriate balance between the interests of the option holders and those of the stockholders. The lower exercise prices in effect under the regranted options make those options valuable to the executive officers and employees critical to the Company's financial performance. However, those individuals will enjoy the benefits of the regranted options only if they remain in the Company's employ and contribute to the Company's and investor's financial success.

                                          COMPENSATION COMMITTEE

                                          Kenneth E. Olson
                                          Christopher B. Paisley

                           TEN YEAR OPTION REPRICINGS

   The table below sets forth (i) information with respect to each of the Company's named executive officers concerning his participation in the option cancellation/regrant program which was effected November 6, 1998 and (ii) information with respect to all former or current executive officers of the Company concerning their participation in other option repricing programs implemented by the Company during the last ten fiscal years. Options referenced in the table below that were repriced on November 6, 1998 represent two new option agreements. Each such option agreement is for one-half of the number of shares subject to the old option at the time of cancellation. One of the regranted options maintained the same vesting period as the previously canceled option, and the other regranted option vests in equal monthly installments over a 48-month period beginning on the date of repricing.

                                                                                 LENGTH OF
                                                                                  ORIGINAL
                                       NUMBER OF     MARKET                        OPTION
                                       SECURITIES   PRICE OF  EXERCISE              TERM
                                       UNDERLYING   STOCK AT  PRICE AT    NEW    REMAINING
                           DATE OF      OPTIONS      TIME OF   TIME OF  EXERCISE AT DATE OF
NAME                      REPRICING     REPRICED    REPRICING REPRICING  PRICE   REPRICING
----                      ---------    ----------   --------- --------- -------- ----------
Peter P. Savage(1)....... 11/06/98       24,000(3)   $ 2.75    $ 6.06    $ 2.75  110 Months
  President and Chief     11/06/98       50,000(4)   $ 2.75    $ 6.88    $ 2.75  100 Months
  Executive Officer       11/06/98       30,000(5)   $ 2.75    $11.75    $ 2.75   85 Months
                          11/06/98       35,000(6)   $ 2.75    $12.50    $ 2.75   80 Months
                           6/29/95(2)    35,000(7)   $12.50    $18.75    $12.50  110 Months

Paul R. Hartmann......... 11/06/98       14,000(3)   $ 2.75    $ 6.06    $ 2.75  110 Months
  Vice President, Systems 11/06/98       20,000(4)   $ 2.75    $ 6.88    $ 2.75  100 Months
  Engineering             11/06/98       20,000(5)   $ 2.75    $11.75    $ 2.75   85 Months
                          11/06/98       20,000(6)   $ 2.75    $12.50    $ 2.75  110 Months
                           6/29/95(2)    20,000(7)   $12.50    $18.75    $12.50  110 Months

Wayne M. Lettiere........ 11/06/98       12,000(3)   $ 2.75    $ 6.06    $ 2.75  110 Months
  Vice President,         11/06/98       10,000(4)   $ 2.75    $ 6.88    $ 2.75  100 Months
  Operations              11/06/98       15,000(5)   $ 2.75    $11.75    $ 2.75   85 Months
                          11/06/98       15,000(6)   $ 2.75    $12.50    $ 2.75   80 Months
                           6/29/95(2)    15,000(7)   $12.50    $18.75    $12.50  110 Months

Steven F.X. Murphy(8).... 11/06/98       10,000(3)   $ 2.75    $ 6.06    $ 2.75  110 Months
  Vice President, Sales   11/06/98       75,000(9)   $ 2.75    $ 4.75    $ 2.75  101 Months
  and Marketing

Donald J. O'Connor....... 11/06/98       19,000(3)   $ 2.75    $ 6.06    $ 2.75  110 Months
  Vice President, Network 11/06/98       25,000(4)   $ 2.75    $ 6.88    $ 2.75  100 Months
  Systems                 11/06/98       50,000(10)  $ 2.75    $12.50    $ 2.75   80 Months

James L. Keefe........... 11/06/98       13,500(3)   $ 2.75    $ 6.06    $ 2.75  110 Months
  Vice President, Finance 11/06/98       20,000(4)   $ 2.75    $ 6.88    $ 2.75  100 Months
  Administration,         11/06/98       25,000(11)  $ 2.75    $15.25    $ 2.75   91 Months
  Chief Financial Officer 11/06/98        6,000(5)   $ 2.75    $11.75    $ 2.75   85 Months
  and Secretary           11/06/98        5,000(6)   $ 2.75    $12.50    $ 2.75   80 Months
                           6/29/95(2)     5,000(7)   $12.50    $18.75    $12.50  110 Months

Kevin T. Pope............ 11/06/98       16,000(3)   $ 2.75    $ 6.06    $ 2.75  110 Months
  Vice President, Network 11/06/98       25,000(4)   $ 2.75    $ 6.88    $ 2.75  100 Months
  Development             11/06/98       35,000(5)   $ 2.75    $11.75    $ 2.75   85 Months
  Engineering             11/06/98          535(12)  $ 2.75    $ 7.00    $ 2.75   19 Months
                          11/06/98          107(13)  $ 2.75    $ 7.00    $ 2.75   10 Months
                          11/06/98          216(14)  $ 2.75    $ 7.00    $ 2.75    5 Months
                          11/06/98        7,500(6)   $ 2.75    $12.50    $ 2.75   80 Months
                           6/29/95(2)     7,500(7)   $12.50    $18.75    $12.50  110 Months

Richard W. Carter(15).... 06/29/95       15,000(7)   $12.50    $18.75    $12.50  110 Months
  Chief Financial Officer

Howard J. Rutka(16)...... 06/29/95       13,000(7)   $12.50    $18.75    $12.50  110 Months
  Vice President, Sales

--------
 (1) On February 20, 1999, Mr. Savage was appointed to the position of Chairman of the Board of the Company, and resigned from the positions of President and Chief Executive Officer.

 (2) Option was subsequently cancelled and regranted on November 6, 1998.

 (3) Represents the regrant of a cancelled option originally granted in January 1998.

 (4) Represents the regrant of a cancelled option originally granted in February 1997.

 (5) Represents the regrant of a cancelled option originally granted in November 1995.

 (6) Represents the regrant of a cancelled option originally granted in June
     1995.

 (7) Represents the regrant of a cancelled option originally granted in August 1994.

 (8) On January 25, 1999, Mr. Murphy resigned from his position of Vice President, Sales and Marketing with the Company.

 (9) Represents the regrant of a cancelled option originally granted in April 1997.

(10) Represents the regrant of a cancelled option originally granted in June
     1995.

(11) Represents the regrant of a cancelled option originally granted in May
     1996.

(12) Represents the regrant of a cancelled option originally granted in May
     1990.

(13) Represents the regrant of a cancelled option originally granted in September 1989.

(14) Represents the regrant of a cancelled option originally granted in March 1989.

(15) Mr. Carter is no longer an employee of the Company.

(16) Mr. Rutka is no longer an employee of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission (the "SEC"). Such officers, directors and ten percent stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file.

   Based solely on its review of the copies of such forms received by it, the Company believes that all reporting persons complied with Section 16(a) filing requirements applicable to them.